

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 29, 2016

VIA E-MAIL
Mr. Donald W. Barney
Chief Financial Officer
First Real Estate Investment Trust of New Jersey
505 Main Street
Hackensack, NJ 07601

> Re: **First Real Estate Investment Trust of New Jersey**
> **Form 10-K for the fiscal year ended October 31, 2015**
> **Filed January 14, 2016**
> **File No. 000-25043**

Dear Mr. Barney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Development Activities, page 25

1.   We note your disclosure regarding the Rotunda redevelopment and the costs incurred as of the period end date. In future periodic filings please expand your disclosures to discuss the anticipated completion dates and the estimated costs to completion for the Rotunda property and any other significant material development and/or redevelopment projects.

<u>Note 16. Pathmark Stores, Inc. Bankruptcy Filing, page 62</u>

2.   We note your disclosure of the loss provision related to the straight line rent receivable balance for Pathmark and how the provision had no impact on funds from operations. Since the straight line rent adjustment is a part of calculating net income and ultimately funds from operations, it appears that the loss provision did impact funds from operations. Please clarify and/or revise future periodic filings to adequately reflect what is being presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities